COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

January 26, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Variable Portfolio – Multi-Manager Diversified Income Fund

Variable Portfolio – Multi-Manager Interest Rate Adaptive Fund

(each a “Fund”)

Preliminary Proxy Statement

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to address the following issue at a special meeting of shareholders expected to be held on April 13, 2017:

Proposal: To approve a transaction with respect to each Fund that will result in the liquidation of the Fund and the substitution of shares of Columbia Variable Portfolio – Government Money Market Fund, a series of Columbia Funds Variable Series Trust II, for shares of the Fund held by participating insurance companies on behalf of contract owners.

If you have any questions regarding this filing, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Variable Insurance Trust